Filed pursuant to Rule 433
Issuer Free Writing Prospectus dated June 4, 2024 Supplementing the Preliminary Prospectus Supplement dated June 4, 2024
Registration Statement No. 333-279084

Pricing Term Sheet

Becton, Dickinson and Company
$600,000,000 5.081% Notes due 2029 (the “Notes”)

Issuer:	Becton, Dickinson and Company (the “Company”)
Aggregate Principal Amount Offered:	$600,000,000
Maturity Date:	June 7, 2029
Trade Date:	June 4, 2024
Settlement Date:	June 7, 2024 (T+3)[1]
Coupon (Interest Rate):	5.081%
Price to Public (Issue Price):	100.000% of principal amount
Underwriting Discount:	0.350%
Yield to Maturity:	5.081%
Spread to Benchmark Treasury:	+75 basis points
Benchmark Treasury:	4.500% due May 31, 2029
Benchmark Treasury Price:	100-24
Benchmark Treasury Yield:	4.331%
Interest Payment Dates:	June 7 and December 7, commencing December 7, 2024
Day Count Convention:	30/360
Optional Redemption:
At any time and from time to time prior to (i) May 7, 2029 (one month prior to the maturity date), the Company may, at its option, redeem the Notes, in whole or in part, at a redemption price equal to the greater of (1) 100% of the principal amount of the Notes to be redeemed; and (2)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points less (b) interest accrued to the date of redemption, in each case, plus accrued and unpaid interest thereon to, but excluding, the applicable redemption date.

At any time on or after (i) May 7, 2029, the Company may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

[1]
Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the business day preceding the settlement date will be required, by virtue of the fact that the Notes initially settle on the third business day following the Trade Date, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their advisors.

Special Mandatory Redemption:
If (i) the Acquisition is not consummated on or before the Special Mandatory Redemption End Date or (ii) the Company notifies the trustee under the indenture that it will not pursue the consummation of the Acquisition, the Company will be required to redeem the Notes at a special mandatory redemption price equal to 101% of the aggregate principal amount of the Notes, plus accrued and unpaid interest, if any, to, but excluding, the special mandatory redemption date.

Change of Control:
If a change of control triggering event occurs, unless the Company has exercised its right to redeem the Notes as described under “Optional Redemption,” each holder of such Notes will have the right to require the Company to repurchase such Notes, in whole or in part, at a purchase price of 101% of the principal amount thereof plus accrued and unpaid interest to, but excluding, the date of repurchase.

CUSIP / ISIN Numbers:	075887 CU1 / US075887CU10
Denominations:	$1,000 x $1,000
Expected Ratings*:	Moody’s: Baa2
S&P: BBB
Fitch: BBB
Joint Book-Running Managers:
Citigroup Global Markets Inc.
Barclays Capital Inc.
BNP Paribas Securities Corp.
J.P. Morgan Securities LLC
Wells Fargo Securities, LLC
Scotia Capital (USA) Inc.
MUFG Securities Americas Inc.
U.S. Bancorp Investments, Inc.

Co-Managers:
Academy Securities, Inc.
ING Financial Markets LLC
Intesa Sanpaolo IMI Securities Corp.
Loop Capital Markets LLC
R. Seelaus & Co., LLC
Siebert Williams Shank & Co., LLC
Standard Chartered Bank
TD Securities (USA) LLC

Type of Offering:	SEC Registered

Listing:	None
Concurrent Offerings:
Concurrently with this offering, the Company is also offering €1,000,000,000 aggregate principal amount of 3.828% Notes due 2032 and Becton Dickinson Euro Finance S.à r.l. (“BD Finance”), which is an indirect, wholly-owned finance subsidiary of the Company, is offering €800,000,000 aggregate principal amount of 4.029% Notes due 2036 (collectively, the “Concurrent Offerings”).  The notes offered by BD Finance will be fully and unconditionally guaranteed on a senior unsecured basis by the Company.

The Concurrent Offerings are being made by means of separate prospectus supplements and not by means of the prospectus supplement to which this pricing term sheet relates. This communication is not an offer to sell or a solicitation of an offer to buy any securities being offered in the Concurrent Offerings.  The closing of this offering and the Concurrent Offerings are not conditioned on each other.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Company has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Barclays Capital Inc. toll-free at 1-888-603-5847, BNP Paribas Securities Corp. toll-free at 1-800-854-5674, J.P. Morgan Securities LLC at 1-212-834-4533 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

This pricing term sheet supplements the preliminary prospectus supplement dated June 4, 2024 relating to the prospectus dated May 2, 2024.  Capitalized terms used in this term sheet but not defined herein have the meanings given to them in the preliminary prospectus supplement.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.